Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

TRADING SUSPENSION

At the request of PetroChina Company Limited (the “Company”), trading in the H shares of the Company will be suspended with effect from 9:00 a.m., 27 August 2013 in The Stock Exchange of Hong Kong Limited pending the release of an announcement containing inside information relating to the Company.

By order of the Board

PetroChina Company Limited

Chairman

Zhou Jiping

Beijing, the PRC

27 August 2013

As at the date of this announcement, the board of directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan, Mr Wang Dongjin and Mr Ran Xinquan as executive directors; Mr Li Xinhua, Mr Wang Guoliang and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.